FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Syslife Chooses Magic Enterprise Mobility Solution to Develop Mobile Version of Its Adexio Supply Chain Management Software

PRESS RELEASE

Syslife Chooses Magic Enterprise Mobility Solution to Develop Mobile Version of Its Adexio Supply Chain Management Software

Or Yehuda, Israel, November 19, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that French Independent Software Vendor (ISV) Syslife has chosen the Magic Enterprise Mobility Solution to develop a tablet version of its flagship Adexio supply chain management software specifically targeted to the retail industry.

Adexio is already deployed across 265 sites in France and used by major brands such as Krys, Leroy Merlin and Gamm Vert. The new tablet application retains all Adexio's traditional features and power (demand forecasting, distribution planning and analysis for decision-making) but is customized for mobile use, making it easy for retail organizations to optimize stock levels and product availability. For example, new mobile and retail features enable store managers to establish supply needs directly on the shop floor by visually checking stock levels and the fine tuning of forecasts by collecting data from a network of retail outlets.

“We needed our mobile application to work on multiple types of tablets, to incorporate new features and dashboards that are important to retailers, and to provide an intuitive and modern user experience that tablet users expect,” says Sébastien Natale, Marketing Manager at Syslife. "The Magic xpa Application Platform was the ideal solution for us since it enables us to leverage single develop effort to create apps for all the most popular tablets (iOS and Android). It also provided the development speed and flexibility we needed. In fact, the tablet version was developed in just four months and can be accessed in SaaS mode on tablets and PCs.”

“We are happy to see another long-time partner like Syslife evolve their offering to mobile with Magic. This attests to the efforts we make to continuously enhance our mobility solution to meet changing market needs, including offline capabilities, user experience enhancements and the reusable prebuilt components provided in our new Mobile Accelerator Framework to eliminate guess work and speed time to market,” states Eric Choppe, Managing Director of Magic Software France. “Magic’s End-to-End Enterprise Mobility solution provides everything enterprises and ISVs need to create enterprise mobile apps quickly, securely and cost-effectively.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

About Syslife

Syslife is the publisher, distributor and integrator of Adexio supply chain management software. Currently deployed on 265 sites in sectors as diverse as electrical distribution, food products, and mail order office supplies, Adexio software enables companies to maximize service levels with minimum inventory by offering the right product at the right place at the right time. Based in Paris, Syslife has been a Magic Software partner since its beginning in 2001.

For more information on Syslife and Adexio, please visit www.syslife.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Syslife Chooses Magic Enterprise Mobility Solution to Develop Mobile Version of Its Adexio Supply Chain Management Software

Exhibit 10.1